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Juan Francisco Baez

Gerente de Ventas On Trade en Pernod Ricard

Argentina · 500+ connections · **Contact info**

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 **Pernod Ricard**

 **Universidad Argentina de la Empresa**

Activity

1,902 followers

10,000 Bartenders & The Bar Of Tomorrow
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Estimados colegas y profesionales. Me encuentro en busqueda activa d...
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"Hazme viral, me estoy extinguiendo 💔 "
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Experience



Gerente de Ventas On Trade
Pernod Ricard
Feb 2019 – Present · 6 mos
Gran Buenos Aires, Argentina



Partner
Arqlite
Mar 2016 – Present · 3 yrs 5 mos
Greater Seattle Area

Transformamos los desechos plásticos en valor reciclándolos en nuevos materiales sustentables para uso masivo en la industria de la construcción. El proceso ayuda a mitigar la contaminación de residuos, así como a mejorar las propiedades del hormigón, reduciendo su peso y aumentando su aislamiento acústico y térmico.... See more

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Gerente de Ventas Convenience & Food Service
Molinos Rio de la Plata
Oct 2017 – Jan 2019 · 1 yr 4 mos
Greater Buenos Aires, Argentina

El desafío de mi posición es desarrollar la estructura, route to market y estrategia comercial de los canales Convenience (petroleras, kioskos, farmacias) y Food Service (gastronomía, licitaciones) para Capital y GBA en la primer etapa y luego en el resto del país.



Cervecería y Maltería Quilmes
6 yrs 11 mos

Jefe de Ventas Directas Sr



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40 representantes de ventas directas, que tienen por objetivo general estrategias de ventas y tácticas comerciales para lograr objetivos de ventas, share of market y contribución marginal. La cartera está compuesta por 5000 clientes pertenecientes al canal Hogar (Kiosk... See more

Jefe de Ventas On Premise High End
Mar 2015 – Dec 2016 · 1 yr 10 mos

Como Jefe de ventas on premise high end estuve a cargo de las 150 cuentas de imagen más importantes de la compañía.
Con 3 ejecutivos de ventas a cargo, mis principales responsabilidades fueron:
- negociación y renovación de acuerdos comerciales... See more

Show 3 more roles ⌄

Mapfre
3 yrs 6 mos

HR Business Partner
Apr 2010 – Dec 2010 · 9 mos

Analista de Selección, Capacitación y Desarrollo

Jul 2007 – Apr 2010 · 2 yrs 10 mos

Education

Universidad Argentina de la Empresa
Posgrado en Dirección de Empresas, Business Administration and Management, General
2015 – 2016

Universidad Austral, Buenos Aires
Programa en Marketing Digital, Programa en Marketing Digital
2017 – 2017

Universidad Argentina de la Empresa
Licenciado en Recursos Humanos, Human Resources Management/Personnel Administration, General
2007 – 2013

Licenses & Certifications

Six Sigma White belt

Skills & Endorsements

Negotiation · 3
Jeff Fang (Microphone Supplier) and 2 connections have given endorsements for this skill

Business Development · 2
Jeff Fang (Microphone Supplier) and 1 connection have given endorsements for this skill

Sales Management · 2
Jeff Fang (Microphone Supplier) and 1 connection have given endorsements for this skill

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